UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

August 15, 2019

(Commission File No. 001-32328)

MECHEL PAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125167

Russian Federation

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

MECHEL REPORTS THE 2Q 2019 FINANCIAL RESULTS

Consolidated revenue – 78.5 bln rubles (+5% compared to 1Q2019)

EBITDA1 – 15.0 bln rubles (-2% compared to 1Q2019)

Profit attributable to equity shareholders of Mechel PAO – 1.4 bln rubles

Moscow, Russia – August 15, 2019 – Mechel PAO (MOEX: MTLR, NYSE: MTL), a leading Russian mining and steel group, announces financial results for the 2Q 2019.

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented:

“Consolidated EBITDA in the second quarter went down by 2% quarter-on-quarter even as Steel and Mining divisions’ EBITDA steadily grew, due to the change in inter-segment margin and inter-segment inventories balance.

“Regarding our operational results, I would like to mention the 31% rise in coal mining volumes quarter-on-quarter. It was accomplished due to our earlier efforts to restore mining fleet at our mining facilities as well as to prepare reserves for mining. Stripping volumes went up 28% quarter-on-quarter. This enabled us to increase coking coal concentrate sales by 13% and PCI sales by 9% quarter-on-quarter. The steel division also demonstrated an increase in sales volumes of its main products upon stable steel output. Sales of long products (including intra-group sales) went up by 8%, stampings by 5%, hardware by 3%. Sales of the universal rolling mill’s high-margin products, which also fall into long products category, went up by 13%.

“Coal mining volumes will continue to grow in the future. Despite a planned decrease in mining in 1Q2019, this year’s total results will exceed last year’s. The steel division will continue increasing the share of high value-added products in its sales. Even though we suspended a blast furnace at Chelyabinsk Metallurgical Plant for an overhaul, we do not plan to decrease output and sales, with priority given to the most profitable products.

“As for the company’s plans and perspectives, it must be noted that we are approaching the period of our main debt’s maturity in accordance with loan agreements we made with lender banks in 2016. Even though the company is working stably and generating a cash flow sufficient to meet all current financial obligations, debt servicing and financing capital expenditures, in the current conditions this cash flow will not be enough to fulfill all our obligations on repaying the debt in the period of 2020-2022. We have accordingly called on our lenders with an offer on moving the debt maturity to a later period.  The banks are now considering our offer, and we expect to reach an agreement on this issue in the nearest future.”

Consolidated Results For The 2Q2019 and 1H2019

Mln rubles	2Q’ 19	1Q’ 19%		1H’ 19	1H’ 18%
Revenue from contracts with external customers	78,470	74,856	5%	153,326	157,038	-2%
Operating profit	9,922	10,837	-8%	20,759	32,641	-36%
EBITDA	15,025	15,322	-2%	30,347	41,440	-27%
EBITDA, margin	19%	20%		20%	26%
Profit attributable to equity shareholders of Mechel PAO	1,409	11,336	-88%	12,745	4,693	172%

Mechel PAO’s Chief Financial Officer Nelli Galeeva commented:

“Consolidated EBITDA in the second quarter totaled 15.0 billion rubles. Profit attributable to equity shareholders of Mechel PAO went down quarter-on-quarter to 1.4 billion rubles. Dynamics of foreign exchange gains on foreign currency obligations had a major impact on this indicator in connection with the ruble strengthening against US dollar and euro downward trend in this reporting period.

“The mining division’s gross profit went up by 8% and EBITDA by 5% in 2Q2019 quarter-on-quarter.

“Elgaugol, the mining segment’s key investment project, demonstrated an increase in mining volumes by 41% quarter-on-quarter. Increased output brought Elgaugol a 15% increase in revenue quarter-on-quarter.

“In the second quarter, the steel segment demonstrated restored output and sales volumes. Sales went up across nearly the entire product range. The increase in sales, supported by the seasonal hike in prices for steel

[1]	EBITDA - Adjusted EBITDA. Please find the calculation of the Adjusted EBITDA and other non-IFRS measures used here and hereafter in Attachment A.

products, led to an overall 11% increase in revenue quarter-on-quarter. Despite a persistent upward trend in iron ore prices, the segment upped its gross profit by 18%, EBITDA went up from 3.3 billion rubles in 1Q2019 to 4.4 billion in 2Q2019, with EBITDA margin of 9%.

“Despite a slight decrease in cash inflows from operating activity, the operating cash flow remains sufficient not only for providing for the Group’s operational needs but also for reducing its leverage.

“Our financial expenses went down by 0.2 billion rubles from 10.1 billion rubles in 1Q2019 to 9.9 billion rubles in 2Q2019, which was due to lower average currency exchange rate as well as a lower Central Bank of the Russian Federation key interest rate and other floating rates in our loan portfolio.

“We paid a total of 8.2 billion rubles interest in 2Q2019, including capitalized interest, which complies with the average quarterly results on this point. Current average interest rate is 7.8%, average paid interest rate is 7.7%.

“The Group’s net debt excluding fines and penalties on overdue amounts and options went down by 12 billion rubles as compared to December 31, 2018, and amounted to 411 billion rubles. This was due to the ruble’s strengthening against US dollar and euro, as well as some repayment of loan principal, which was partly offset by the increased lease obligations in accordance with IFRS 16 Leases that requires to recognize assets and obligations not only on financial but also long-term operating lease, which led to an increase in such assets and obligations in 1H2019 by over 8 billion rubles.

“The Net Debt to EBITDA ratio amounted to 6.4 by the end of 2Q2019. This figure grew compared to the previous reporting period due to EBITDA decrease. The debt portfolio’s structure was stable, with 65% of our debt nominated in rubles and the remainder in foreign currency. Russian state-owned banks account for 88% of our lenders.”

Mining Segment

Revenue from contracts with external customers went up by 3% quarter-on-quarter as coking coal concentrate sales increased. The division’s revenue dynamics in 1H2019 year-on-year was determined by a variety of factors — an increase in sales of coking coal concentrate, steam coal, iron ore concentrate and coke was partly offset by a decrease in sales of other metallurgical coals and middlings. As a result, the segment’s revenue in 1H2019 went up by 3% year-on-year.

The second quarter’s EBITDA demonstrated a 5% growth quarter-on-quarter. The increase in coking coal concentrate sales, higher iron ore and steam coal prices had a positive effect on EBITDA. Positive dynamics was restricted by increased production costs due to significant stripping volumes, as well as higher selling expenses and railroad tariffs. EBITDA’s 9% decrease in 1H2019 year-on-year was caused by increased production and sales costs due to advanced stripping volumes and an extensive repair program.

Mechel Mining Management OOO’s Chief Executive Officer Igor Khafizov noted:

“In the second quarter, coal mining at Yakutugol Holding Company went up by 40.6%, at Elgaugol by 41% and at Southern Kuzbass Coal Company by 18% quarter-on-quarter. As a result, total mining volumes went up by 31% as compared to the previous quarter. The division’s facilities also significantly increased stripping volumes.

“Naturally, extra effort of preparing reserves for future mining currently impact our products’ costs and the division’s financial results, but it is important for further restoration of coal mining volumes. In the future, we plan to see a further increase in mining and stripping works will continue at high level.

“In order to improve our operational performance, we continue to put into operation new mining machines, repair our existing equipment and expand contractors presence at our facilities.

“In the second quarter, Elgaugol launched a walking dragline ESh 20/90. Southern Kuzbass Coal Company received a lot of new equipment. In the second half of this year, four new trucks will be launched at Korshunov Mining Plant and 11 more at Southern Kuzbass. Yakutugol’s washing plant will receive over ten new equipment units. Also, in the third quarter Southern Kuzbass plans to launch two new longwalls at V.I. Lenina Underground and Sibirginskaya Underground mines, with a total capacity of over 1.5 million tonnes of coking coal.”

Mln rubles	2Q’ 19	1Q’ 19%		1H’ 19	1H’ 18%
Revenue from contracts with external customers	25,258	24,545	3%	49,803	48,400	3%
Revenue inter-segment	10,258	9,473	8%	19,731	19,045	4%
EBITDA	11,588	10,986	5%	22,574	24,891	-9%
EBITDA, margin	33%	32%		32%	37%

Steel Segment

Revenue from contracts with external customers went up by 11% quarter-on-quarter as sales volumes and prices of division’s products increased. Rebar and rails demonstrated the most growth. The 6% decrease in 1H2019 revenue year-on-year was due to a decrease in steel output and sales of rebar, other long products and flat products.

The second quarter’s EBITDA demonstrated a 34% growth quarter-on-quarter. EBITDA’s positive dynamics was held back by higher production costs as iron ore prices went up. The 1H2019 EBITDA’s year-on-year drop by 47% was largely due to a decrease in output and sales that was partly compensated for by higher prices.

Mechel-Steel Management Company OOO’s Chief Executive Officer Andrey Ponomarev noted:

“In the second quarter, our division boosted output and sales volumes. Thanks to a seasonal spike in demand for construction products we increased rebar sales by 11%. In addition, rail sales went up by over 90% quarter-on-quarter. Signing a new agreement with Russian Railways, key consumer of our rails, in late 1Q2019 helped with this.

“Increase in sales volumes came during a favorable market trend characteristic for the summer period. Heightened rates of residential construction proved an additional support to market prices. In these conditions, the division’s financial results demonstrated strong positive dynamics as compared to the previous quarter.

“Currently prices for construction products remain high, even though the trend has turned downward as the second half of this year began. Nevertheless, we expect that our maintaining the tendency of increasing the share of high value-added products in our sales structure will support the division’s financial results. The downward trend in iron ore prices, which peaked early in the third quarter, will also have a positive effect on our output’s profitability Vale S.A. resuming production at its assets as well as gradual output increase by other iron ore producers will help dampen the prices.

“In order to ensure stable output, we continue to pursue our repair program. In the second quarter, Chelyabinsk Metallurgical Plant conducted planned repairs of the sinter machine #4, blast furnace #1, converter #2 and two concasters as well as the universal rolling mill. In July, we began overhauling the blast furnace #4. We also plan to begin replacing the converter #1 in the third quarter.

“Urals Stampings Plant joined forces with Chelyabinsk Metallurgical Plant to master production of bulk steel rolls from 61-tonne ingots. The plant is working on the know-how of producing and forging 72- and 80-tonne ingots.”

Mln rubles	2Q’ 19	1Q’ 19%		1H’ 19	1H’ 18%
Revenue from contracts with external customers	46,750	42,062	11%	88,812	94,382	-6%
Revenue inter-segment	1,441	1,595	-10%	3,036	2,955	3%
EBITDA	4,376	3,259	34%	7,635	14,484	-47%
EBITDA, margin	9%	7%		8%	15%

Power Segment

Mechel-Energo OOO’s Chief Executive Officer Denis Graf noted:

“The division’s operational results and its financial indicators dynamics are mostly seasonal in nature. Due to the heating period’s end and beginning of summer repairs of our key generating equipment, the division’s financial results in the second quarter decreased quarter-on-quarter. EBITDA’s decrease in 1H2019 year-on-year was due to higher prices for electricity purchased as well as on raw materials such as coal and residual fuel oil.”

Mln rubles	2Q’ 19	1Q’ 19%		1H’ 19	1H’ 18%
Revenue from contracts with external customers	6,462	8,249	-22%	14,711	14,256	3%
Revenue inter-segment	3,665	4,400	-17%	8,065	7,621	6%
EBITDA	47	234	-80%	281	1,200	-77%
EBITDA, margin	0%	2%		1%	5%

***

Alexey Lukashov

Director of Investor Relations

Mechel PAO

Phone: 7-495-221-88-88

Fax: 7-495-221-88-00

alexey.lukashov@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the Press Release

Attachment A

Non-IFRS financial measures. This press release includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for the information prepared in accordance with IFRS.

Adjusted EBITDA (EBITDA) represents profit (loss) attributable to equity shareholders of Mechel PAO before Depreciation and amortisation, Foreign exchange (gain) loss, net, Finance costs including fines and penalties on overdue loans and borrowings and lease payments, Finance income, Net result on the disposal of non-current assets, Impairment of goodwill and other non-current assets, Write-off of trade and other receivables, Allowance for expected credit losses on financial assets, Provision (reversal of provision) for doubtful accounts, Write-off of inventories to net realisable value, Net result on the disposal of subsidiaries, Profit (loss) attributable to non-controlling interests, Income tax expense (benefit), Effect of pension obligations, Other fines and penalties, Gain on restructuring and forgiveness of trade and other payables and write-off of trade and other payables with expired legal term and Other one-off items. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of our Revenue. Our adjusted EBITDA may not be similar to EBITDA measures of other companies. Adjusted EBITDA is not a measurement under IFRS and should be considered in addition to, but not as a substitute for the information contained in our interim condensed consolidated statement of profit (loss) and other comprehensive income. We believe that our adjusted EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation, amortisation and impairment of goodwill and other non-current assets are considered operating expenses under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with non-current assets acquired or constructed in prior periods. Our adjusted EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Our calculation of Net debt, excluding fines and penalties on overdue amounts**2 is presented below:

Mln rubles	30.06.2019	31.12.2018
Loans and borrowings, excluding interest payable, fines and penalties on overdue amounts	380,139	402,417
Interest payable	7,873	7,749
Non-current loans and borrowings	10,001	6,538
Other non-current financial liabilities	46,488	44,510
less Cash and cash equivalents	(3,772)	(1,803)
Net debt, excluding lease liabilities, fines and penalties on overdue amounts	440,729	459,411

Current lease liabilities	8,234	5,880
Non-current lease liabilities	8,115	2,413
Net debt, excluding fines and penalties on overdue amounts	457,078	467,704

EBITDA can be reconciled to our interim condensed consolidated statement of profit (loss) and other comprehensive income as follows:

**[2]	Calculations of Net debt could be differ from indicators calculated in accordance with loan agreements upon dependence on definitions in such agreements.

	Consolidated Results		Mining Segment ***		Steel Segment***		Power Segment***
Mln rubles	6m 2019	6m 2018	6m 2019	6m 2018	6m 2019	6m 2018	6m 2019	6m 2018
Profit (loss) attributable to equity shareholders of Mechel PAO	12,745	4,693	9,632	1,893	6,919	2,105	(964)	649
Add:
Depreciation and amortisation	7,183	6,991	4,011	3,916	2,932	2,825	240	250
Foreign exchange (gain) loss, net	(14,630)	11,580	(3,555)	7,792	(11,055)	3,771	(20)	17
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	19,989	21,445	12,504	15,867	7,553	6,036	331	281
Finance income	(490)	(7,863)	(611)	(6,170)	(262)	(1,661)	(16)	(771)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, write-off of trade and other receivables, allowance for expected credit losses on financial assets, provision (reversal of provision) for doubtful accounts and write-off of inventories to net realisable value	1,424	1,536	556	475	458	511	408	553
Net result on the disposal of subsidiaries	-	(310)	-	(3)	-	(307)	-	-
Profit (loss) attributable to non-controlling interests	689	587	385	85	367	393	(64)	110
Income tax expense (benefit)	2,168	2,465	(666)	1,163	213	392	(77)	86
Effect of pension obligations	102	71	87	59	14	11	2	1
Other fines and penalties	1,237	309	273	(163)	522	447	442	26
Gain on restructuring and forgiveness of trade and other payables and write-off of trade and other payables with expired legal term	(70)	(64)	(42)	(23)	(26)	(39)	(1)	(2)
EBITDA	30,347	41,440	22,574	24,891	7,635	14,484	281	1,200
EBITDA, margin	20%	26%	32%	37%	8%	15%	1%	5%
	Consolidated Results		Mining Segment***		Steel Segment***		Power Segment***
Mln rubles	2q 2019	1q 2019	2q 2019	1q 2019	2q 2019	1q 2019	2q 2019	1q 2019
Profit (loss) attributable to equity shareholders of Mechel PAO	1,409	11,336	3,644	5,988	(16)	6,935	(744)	(220)
Add:
Depreciation and amortisation	3,525	3,658	1,942	2,069	1,465	1,467	118	122
Foreign exchange (gain) loss, net	(2,651)	(11,979)	(944)	(2,611)	(1,705)	(9,350)	(2)	(18)
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	9,904	10,085	6,257	6,247	3,678	3,875	167	164
Finance income	(258)	(232)	(349)	(262)	(99)	(163)	(8)	(8)
Net result on the disposal of non-current assets, impairment of goodwill and other non-current assets, write-off of trade and other receivables, allowance for expected credit losses on financial assets, provision (reversal of provision) for doubtful accounts and write-off of inventories to net realisable value	912	512	346	210	278	180	286	122
Profit (loss) attributable to non-controlling interests	311	378	205	180	170	197	(65)	1
Income tax expense (benefit)	1,037	1,131	294	(960)	290	(77)	(35)	(42)
Effect of pension obligations	54	48	47	40	7	7	1	1
Other fines and penalties	797	440	148	125	320	202	329	113
Gain on restructuring and forgiveness of trade and other payables and write-off of trade and other payables with expired legal term	(15)	(55)	(2)	(40)	(12)	(14)	-	(1)
EBITDA	15,025	15,322	11,588	10,986	4,376	3,259	47	234
EBITDA, margin	19%	20%	33%	32%	9%	7%	0%	2%
*** including inter-segment operations

Income tax, deferred tax related to the consolidated group of taxpayers are not allocated to segments as they are managed on the group basis.

Attachment B

INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT (LOSS) AND OTHER COMPREHENSIVE INCOME for the six months ended June 30, 2019
(All amounts are in millions of Russian rubles, unless stated otherwise)

	Six months ended June 30,	Six months ended June 30,
	2019	2018
	(unaudited)	(unaudited)

Revenue from contracts with customers	153,326	157,038
Cost of sales	(94,022)	(85,384)
Gross profit	59,304	71,654
Selling and distribution expenses	(27,549)	(28,851)
Allowance for expected credit losses on financial assets	(449)	(528)
Taxes other than income taxes	(2,208)	(2,396)
Administrative and other operating expenses	(8,664)	(7,885)
Other operating income	325	647
Total selling, distribution and operating income and (expenses), net	(38,545)	(39,013)
Operating profit	20,759	32,641

Finance income	490	7,863
Finance costs including fines and penalties on overdue loans and borrowings and leases payments	(19,989)	(21,445)
Foreign exchange gain (loss), net	14,630	(11,580)
Share of profit (loss) of associates, net	11	36
Other income	71	401
Other expenses	(370)	(171)
Total other income and (expense), net	(5,157)	(24,896)
Profit before tax	15,602	7,745

Income tax expense	(2,168)	(2,465)
Profit for the period	13,434	5,280

Attributable to:
Equity shareholders of Mechel PAO	12,745	4,693
Non-controlling interests	689	587

Other comprehensive income
Other comprehensive loss that may be reclassified to profit or loss in subsequent periods, net of income tax	(839)	(321)
Exchange differences on translation of foreign operations	(839)	(321)
Other comprehensive (loss) income not to be reclassified to profit or loss in subsequent periods, net of income tax	(248)	6
Re-measurement of defined benefit plans	(248)	6
Other comprehensive loss for the period, net of tax	(1,087)	(315)
Total comprehensive income for the period, net of tax	12,347	4,965

Attributable to:
Equity shareholders of Mechel PAO	11,664	4,378

Non-controlling interests	683	587

Earnings per share
Weighted average number of common shares	416,270,745	416,270,745
Basic and diluted, profit for the period attributable to common equity shareholders of Mechel PAO (Russian rubles per share)	30,62	11,27

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION as of June 30, 2019
(All amounts are in millions of Russian rubles)
	June 30, 2019	December 31, 2018
	(unaudited)

Assets
Non-current assets
Property, plant and equipment	195,729	189,879
Mineral licenses	31,589	32,068
Goodwill and other intangible assets	16,818	16,883
Investments in associates	304	293
Deferred tax assets	7,345	5,488
Other non-current assets	623	630
Non-current financial assets	231	244
Total non-current assets	252,639	245,485

Current assets
Inventories	42,793	43,423
Income tax receivables	61	121
Trade and other receivables	20,338	17,612
Other current assets	6,877	8,673
Other current financial assets	313	508
Cash and cash equivalents	3,772	1,803
Total current assets	74,154	72,140
Total assets	326,793	317,625

Equity and liabilities
Equity
Common shares	4,163	4,163
Preferred shares	833	833
Additional paid-in capital	24,378	24,378
Accumulated other comprehensive income	690	1,771
Accumulated deficit	(263,418)	(274,186)
Equity attributable to equity shareholders of Mechel PAO	(233,354)	(243,041)
Non-controlling interests	10,457	9,846
Total equity	(222,897)	(233,195)

Non-current liabilities
Loans and borrowings	10,001	6,538
Lease liabilities	8,115	2,413
Other non-current financial liabilities	46,488	44,510
Other non-current liabilities	112	120
Pension obligations	4,076	3,819
Provisions	4,529	3,719
Deferred tax liabilities	13,623	13,506

Total non-current liabilities	86,944	74,625

Current liabilities
Loans and borrowings, including interest payable, fines and penalties on overdue amounts of RUB 10,149 million and RUB 9,877 million as of June 30, 2019 and December 31, 2018, respectively	390,287	412,294
Trade and other payables	37,366	34,800
Lease liabilities	8,234	5,880
Income tax payable	8,923	6,425
Taxes and similar charges payable other than income tax	7,132	6,106
Advances received and other current liabilities	4,814	5,096
Pension obligations	797	772
Provisions	5,193	4,822
Total current liabilities	462,746	476,195
Total liabilities	549,690	550,820
Total equity and liabilities	326,793	317,625

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS for the six months ended June 30, 2019
(All amounts are in millions of Russian rubles)
	Six months ended June 30,	Six months ended June 30,
	2019	2018
	(unaudited)	(unaudited)
Cash flows from operating activities
Profit for the period	13,434	5,280
Adjustments to reconcile profit to net cash provided by operating activities
Depreciation of property, plant and equipment and amortisation of mineral licenses and other intangible assets	7,183	6,991
Foreign exchange (gain) loss, net	(14,630)	11,580
Deferred income tax benefit	(1,672)	(678)
Changes in allowance for expected credit losses and write-off of trade and other receivables and payables, net	385	531
Write-off of inventories to net realisable value	621	710
Impairment of goodwill and other non-current assets and loss on write-off of non-current assets	216	252
Finance income	(490)	(7,863)
Finance costs including fines and penalties on overdue loans and borrowings and lease payments	19,989	21,445
Provisions for legal claims, taxes and other provisions	2,775	1,157
Other	204	27

Changes in working capital items
Trade and other receivables	(3,952)	(1,023)
Inventories	(2,190)	(4,221)
Trade and other payables	2,231	736
Advances received	(275)	932
Taxes payable and other liabilities	2,725	1,588
Other current assets	1,407	(139)

Income tax paid	(1,165)	(2,501)
Net cash provided by operating activities	26,796	34,804

Cash flows from investing activities
Interest received	56	37
Royalty and other proceeds associated with disposal of subsidiaries	17	3
Proceeds from loans issued and other investments	310	5
Proceeds from disposals of property, plant and equipment	207	64
Purchases of property, plant and equipment	(2,584)	(2,155)
Purchases of intangible assets	-	(150)
Interest paid, capitalised	(92)	(267)

Net cash used in investing activities	(2,086)	(2,463)

Cash flows from financing activities
Proceeds from loans and borrowings, including proceeds from factoring arrangement of RUB 156 million and RUB 3,193 million for the six months ended June 30, 2019 and 2018, respectively	7,130	4,054
Repayment of loans and borrowings, including payments of factoring arrangement of RUB 2,066 million and nil for the six months ended June 30, 2019, and 2018, respectively	(11,767)	(15,256)
Dividends paid to non-controlling interests	(6)	(5)
Interest paid, including fines and penalties	(15,811)	(16,818)
Repayment of lease obligations	(833)	(1,474)
Effect of sale and leaseback transactions	87	-
Deferred payments for acquisition of assets	(52)	(406)
Deferred consideration paid for the acquisition of subsidiaries in prior periods	(361)	(2,393)
Net cash used in financing activities	(21,613)	(32,298)

Foreign exchange (gain) loss on cash and cash equivalents, net	(608)	37
Changes in allowance for expected credit losses on cash and cash equivalents	(16)	(32)
Net increase in cash and cash equivalents	2,473	48

Cash and cash equivalents at beginning of period	1,803	2,452
Cash and cash equivalents, net of overdrafts at beginning of period	380	1,223

Cash and cash equivalents at end of period	3,772	2,936
Cash and cash equivalents, net of overdrafts at end of period	2,853	1,271

There were certain reclassifications to conform with the current period presentation. These interim condensed consolidated financial statements were prepared by Mechel PAO in accordance with IFRS and have not been audited by the independent auditor. If these interim condensed consolidated financial statements are audited in the future, the audit could reveal differences in our consolidated financial results and we cannot assure that any such differences would not be material.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Mechel PAO

By:	Oleg V. Korzhov
Name:	Oleg V. Korzhov
Title:	CEO

Date: August 15, 2019